February 17, 2006
Securities and Exchange Commission
Mail Stop 03-09
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Mr. Jim Rosenberg Senior Assistant Chief Accountant

Re:	CorVel Corporation Form 10-K for the fiscal year ended March 31, 2005 File No. 000-19291
Ladies and Gentlemen:
     This letter is with regard to the comments of the Staff of the Securities and Exchange Commission set forth in its letter dated January 25, 2006 to CorVel Corporation, regarding the above-referenced Form 10-K of the Company for the fiscal year ended March 31, 2005. We are currently working on the Company’s response to the Staff’s comment letter and expect to file a response with the SEC no later than February 24, 2006.
     Should you have any additional questions regarding this matter, please feel free to contact me at (949) 851-1473.

Yours truly,
/s/ Richard Schweppe
Richard Schweppe
Director, Finance

cc: Dana Hartz